Exhibit E

______ __, 2012

Dear Shareholder:

Morgan Creek Global Equity Long/Short Fund (the “Fund”) has received your tender of all or some, as the case may be, of your shares of beneficial interest in the Fund (the “Shares”). The Fund accepts your tender in its entirety, subject to the following sentence. In the event that the amount of Shares collectively tendered by all Shareholders pursuant to the tender offer which commenced on March 8, 2012 (the “Offer”) exceeds the maximum number of Shares which may be purchased by the Fund under the terms of the Offer (determined in accordance with the terms of the Offer, as of June 30, 2012) (the “Maximum Purchasable Amount”), the Fund will proportionately reduce the amount of each tendering Shareholder’s tender such that no more than the Maximum Purchasable Amount will be purchased by the Fund, and the Fund accepts your tender as so proportionately reduced. If you tender an amount that would cause your capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from you so that the required minimum balance is maintained.

You have been paid __% of the purchase price based on the unaudited net asset value of the Fund as of ______ __, 2012, in accordance with the terms of the tender offer.  This payment has been made in cash wired directly to the account in which you held your Shares, valued at net asset value in accordance with the Prospectus of the Fund dated October 3, 2011, as revised November 14, 2011 and January 6, 2012.

The balance of the purchase price, if any, will be paid to you no later than immediately after the completion of the Fund’s audit for fiscal year ended March 31, 2013.  We expect the audit to be completed by the end of May 2013.

You remain a Shareholder of the Fund with respect to any of Shares which the Fund is not purchasing pursuant to this Offer.

Should you have any questions, please feel free to Morgan Creek Capital Management, LLC, acting in its capacity as the investor support services agent for the Fund, at (919) 933-4004.

Sincerely,

Morgan Creek Global Equity Long/Short Fund

Enclosure

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